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FORM 4
                                             _________________________________
                                             |          OMB APPROVAL         |
[ ] Check this box if no longer subject      _________________________________
    to Section 16. Form 4 or Form 5          | OMB Number: 3235-0287         |
    obligations may continue.  See           | Expires: September 30, 1998   |
    Instruction (b).                         | Estimated average burden      |
                                             | hours per response....... 0.5 |
                                             _________________________________


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Schiller           Robert             R.
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   (Last)            (First)            (Middle)


c/o Armor Holdings, Inc.
1400 Marsh Landing Parkway, Suite 112
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                     (Street)


Jacksonville           FL               32250
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol


Armor Holdings, Inc. (AH)
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3. IRS or Social Security Number of Reporting Person (Voluntary)



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4. Statement for Month/Year


   January, 2001
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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ ] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)


Executive Vice President and Chief Financial Officer
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7. Individual or Joint/Group Filing (Check Applicable Law)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security    2. Trans-     3. Trans-       4. Securities Acquired (A)    5. Amount of                        7. Nature
   (Instr. 3)              action        action          or Disposed of (D)            Securities                        Indirect
                           Date          (Instr.                                       Beneficially   6. Ownership      Beneficial
                                         8)                                            Owned at         Form: (D)        Ownership
                                                                                       End of             Direct        (Instr. 4)
                                                                                       Month              or (I)
                                                                                       (Instr.           Indirect
                           ------------------------------------------------------      3 and 4)          (Instr. 4)
                           (Month/
                           Day/                                 (A) or
                           Year)      Code    V       Amount    (D)        Price
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
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Common Stock, $0.01
par value per share      1/01          M              100,000      A       $6.06
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Common Stock, $0.01
par value per share      1/8/01        S               6,115       D      $15.4850
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Common Stock, $0.01
par value per share      1/9/01        S               2,182       D      $15.1850
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Common Stock, $0.01
par value per share      1/10/01       S               85,564      D      $14.9627
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Common Stock, $0.01
par value per share      1/11/01       S                1,318      D      $15.9400
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Common Stock, $0.01
par value per share      1/12/01       S                 840       D      $15.6579
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Common Stock, $0.01
par value per share      1/16/01       S                2,997      D      $15.7373
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Common Stock, $0.01
par value per share      1/17/01       S                 984       D      $15.7921       -0-               D
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



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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g., puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ----------    cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)   (D)     able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Stock
Option
(Right to                                                                 Common
Buy)(1)     $6.06                M            100,000    (2)     7/24/06  Stock   100,000            50,000      D
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Stock
Option
(Right to                                                                 Common
Buy)(3)     $11.31                                       (4)     1/1/09   Stock   125,000           125,000      D
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

EXPLANATION OF RESPONSES:
    (1)  Granted pursuant to the Armor Holdings, Inc. 1996 Option Plan.
    (2)  Presently exercisable.
    (3)  Granted pursuant to the Armor Holdings, Inc. 1998 Stock Option Plan.
    (4) 33.3% exercisable on and after each of the first 3 anniversaries of 1/1/99.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

               /s/ Robert R. Schiller                            2/7/01
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              ** Signature of Reporting Person                    Date


Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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